

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 23, 2010

Mr. Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer
Twin Disc, Inc.
1328 Racine Street
Racine, WI 53403

> **Re: Twin Disc, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 11, 2009**
> **File No. 001-07635**

Dear Mr. Eperjesy:

We have reviewed your response dated March 10, 2010 and have the following additional comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 30

1.   We note your response to prior comment 2. Please tell us how the 25th and 75th percentiles inform your compensation decisions. Your response, together with your disclosure in the proxy statement, continues to suggest that compensation is targeted at

the 50th percentile, subject to certain adjustments. If true, it would appear that you are benchmarking and must therefore disclose the identities of your benchmark companies.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Daniel Morris, Special Counsel, at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief